

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2022

David Garofalo
Chief Executive Officer
Gold Royalty Corp.
1030 West Georgia Street
Suite 1830
Vancouver, BC V6E 2Y3

> **Re: Gold Royalty Corp.**
> **Registration Statement on Form F-3**
> **Filed September 27, 2022**
> **File No. 333-267633**

Dear David Garofalo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jayun Koo, Esq.